\# KW 3/12/14

14046897

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68866

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Method Investment & Advisory LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue 9th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ebert 212-485-5982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

1065 Avenue of the Americas (Address) New York (City) NY (State) 10018 (Zip Code)

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
401

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Larry Sanicola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Method Investment & Advisory, LLC, as of December 31st, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CYNTHIA GIANNATASIO
Notary Public, State of New York
No. 01GI6062799
Qualified in New York County
Commission Expires Aug. 20, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METHOD INVESTMENTS & ADVISORY LLC

Index

METHOD INVESTMENTS & ADVISORY LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

ASSETS		
Cash	$	266,999
Prepaid expenses and other current assets		24,038
Property and equipment, net		30,413
Security deposit		81,840
TOTAL ASSETS	$	403,290

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other current liabilities	$	44,824
MEMBER'S EQUITY		358,466
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	403,290

See accompanying notes.

METHOD INVESTMENTS & ADVISORY LLC
Notes to Statement of Financial Condition

Note 1 - Organization

Method Investments & Advisory LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company was founded in March 2011 under the laws of New York State. The Company will engage in the private placement of securities and corporate finance advisory services.

The Company is wholly owned by Method Investments & Advisory LTD ("Member"), based in London.

Note 2 - Summary of Significant Accounting Policies

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

Income Taxes

The Company is a limited liability company that is not a tax paying entity at the corporate level. The Member is not obligated for any debt, obligation or liability of the Company solely by reason of being a member. The Member is responsible for its share of the income or loss for income tax reporting purposes. The Company is subject to New York City Unincorporated Business tax.

The Company accounts for uncertainty in income taxes in accordance with Topic 740 of Financial Accounting Standards Board Accounting Standards Codification. The Company's federal, state and city income tax returns for the tax years since its inception are subject to examination. As of December 31, 2013, no interest and penalties related to uncertain tax positions had been accrued.

Use of Estimates

The preparation of a statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair values of cash and accrued expenses and other current liabilities approximate their carrying values due to their short-term nature.

Note 3 - Property and Equipment

Property and equipment is as follows:

Computer and office equipment	$ 47,776
Furniture and fixtures	20,360
	68,136
Less: Accumulated depreciation	37,723
	$ 30,413

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2013, the Company had net capital of $222,175, which exceeded the minimum requirement of $5,000 by $217,175.. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1.

Note 5 - Commitment

The Company leases office space under a non-cancellable operating lease that expires in June 2014. Future minimum annual rental commitment under the non-cancellable lease is $81,840 for the year ending December 31, 2014

Note 6 - Subsequent Events

The Company evaluated its financial statements for subsequent events through February 24, 2014, the date the financial statement was available to be issued, and determined that no events or transactions occurred which were required to be disclosed in this financial statement.

SUPPLEMENTARY INFORMATION

METHOD INVESTMENTS & ADVISORY LLC
(Supplementary Information)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

NET CAPITAL		
Total Member's Equity	$	358,466
DEDUCTIONS		
Prepaid expenses and other current assets		(24,038)
Property and equipment, net		(30,413)
Security deposit		(81,840)
Total deductions		(136,291)
NET CAPITAL	$	222,175
AGGREGATE INDEBTEDNESS		
Accrued expenses and other current liabilities	$	44,824
Total aggregate indebtedness	$	44,824
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS NET CAPITAL AT 1,500 PERCENT	$	217,175
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.2 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between this computation and the corresponding computation prepared by the Company and included in its initial unaudited Part II A FOCUS Report as of December 31, 2013.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.